# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jerash Holdings (US), Inc., CIK 0001696558
CUSIP: 47632P101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 277 Fairfield Road, Suite 338, Fairfield, New Jersey (NJ), 07004
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001738714

## Reporting persons
- Ng Tsze Lun: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 1,001,094; shared voting power 0; sole dispositive power 1,001,094; shared dispositive power 0; aggregate amount beneficially owned 1,001,094 (7.9% of the class)
  Comment: * (1) Includes (i) 12,500 shares of common stock held by Ng Tsze Lun directly; and (ii) 988,594 shares of common stock indirectly held by Ng Tsze Lun through Multi-Glory Corporation Limited, as of December 31, 2025.
  
  ** Based on 12,699,940 shares of Jerash Holdings (US), Inc. common stock outstanding as of February 10, 2026 as reported in its Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on February 10, 2026.

## Item 1. Issuer
Name of issuer: Jerash Holdings (US), Inc.
Address of issuer's principal executive offices: 277 Fairfield Road, Suite 338 Fairfield, New Jersey 07004

## Item 2. Person Filing
Name of person filing: Ng Tsze Lun
Address of principal business office or, if none, residence:
Unit A, 19/F, Ford Glory Plaza
37-39 Wing Hong Street, Cheung Sha Wan, Kowloon, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for the Reporting Person.
Percent of class: See Row 11 of the cover page for the Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Ng Tsze Lun: /s/ Ng Tsze Lun, Ng Tsze Lun (02/17/2026)